John L. Filippone

Direct Phone: 213.680.6626

Direct Fax: 213.830.8626

john.filippone@bingham.com

September 20, 2010

Via EDGAR and FedEx

Mellissa Campbell Duru, Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Barnes & Noble, Inc. Definitive Additional Soliciting Materials filed on Schedule 14A by Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P., Yucaipa American Alliance Fund II, LLC, Yucaipa American Funds, LLC, Yucaipa American Management, LLC, The Yucaipa Companies LLC, Ronald W. Burkle, Stephen F. Bollenbach, Michael S. McQuary, Robert P. Bermingham Filed on September 16, 2010
File No. 1-12302

Dear Ms. Duru:

This letter responds to your letter dated September 17, 2010 regarding the Definitive Additional Soliciting Materials filed on Schedule 14A by the above named persons on September 16, 2010. For convenience of reference, we have included the text of the Staff’s comments in bold, italicized text below, followed by the respective responses.

Soliciting Materials September 16, 2010

1.    We remind you of comment 2 of our letter dated August 17, 2010. On page 19 of the slide presentation, you acknowledge the source of some of the information contained in the filing. Other than the materials excerpted from the company’s filings, supplementally provide us with support for the following:

•	analysts’ reports cited or information derived from analysts’ reports;

•

statements on page 15 regarding Yucaipa’s record of success, including statements regarding the rate of return on its investments, dollar value of its investments and the average period over which Yucaipa holds its investments; and,

Mellissa Campbell Duru, Special Counsel

U.S. Securities and Exchange Commission

September 20, 2010

•	statements on page 17 regarding the nominees’ creation of stockholder value at various companies.

Enclosed with this letter are copies of the analysts’ reports cited in our Definitive Additional Soliciting Materials, per the Staff’s request. We also note that Yucaipa included additional information regarding its investments in an annex to its Supplemental Investor Presentation filed via EDGAR on September 20, 2010. Please advise if that new information provides adequate support or if the Staff requires additional supporting information. In addition, enclosed as Annex A is a description of the calculation conducted to determine the returns generated during Mr. Bollenbach’s tenure at Hilton Hotel and Mr. McQuary’s combined tenure at MindSpring and EarthLink.

2.    We refer to disclosure on page 16 in which you comment on the merits of several cases that have been dismissed against Yucaipa. It is not apparent that the conclusion you imply can be drawn based on the fact that the cases were dismissed. Moreover, there does not appear to be a reasonable basis for what appears to be the opinion of the filing parties. Please refrain from making similar unsupported statements in future filings and avoid making statements of opinion that are not presented as such and/or which are not presented within the appropriate context. Refer generally to Rule 14a-9.

The Staff’s comment is noted and will be borne in mind for future filings. Please also note that on September 17, 2010 our client re-filed the supplemental investor materials initially filed on September 16, 2010 to include as an annex supplemental investment case study information. In that filing, page 16 also was revised to delete the parenthetical regarding the merits of the dismissed litigation and to insert references indicating our client’s beliefs, as appropriate.

3.    We remind you of prior comment 10 of our initial letter. Please ensure that all written soliciting materials are filed on the date of first use under cover of Schedule 14A. We may have further comment.

The Staff’s comment is noted.

We hereby confirm on behalf of the participants that:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mellissa Campbell Duru, Special Counsel

U.S. Securities and Exchange Commission

September 20, 2010

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (213) 680-6626 if you have any questions regarding these responses.

Sincerely yours,

/s/ John L. Filippone

John L. Filippone

Enclosures